

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2011

Douglas D. O'Donnell
Chief Executive Officer
O'Donnell Strategic Gateway REIT, Inc.
3 San Joaquin Plaza
Suite 160
Newport Beach, CA 92660

>   **Re: O'Donnell Strategic Gateway REIT, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed January 4, 2011**
>   **File No. 333-170173**

Dear Mr. O'Donnell:

   We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Continue to monitor the updating requirements of Rule 8-08 of Regulation S-X.

2.   We note your response to comment 6 of our letter dated November 23, 2010. The material provided does not appear to support the following statements:

   * Statement 6: "[T]he national industrial property vacancy rate fell from 10.4 % to 10.3% during the second quarter of 2010, <u>the first such decrease in over two years.</u>"

- Statement 22: "According to the 2009 study "Doing Well by Doing Good? Green Office Buildings" by Eichholtz, Kok & Quigley, office buildings with either a U.S Environmental Protection Agency Energy Star or LEED certification were found to command a premium in rental rates and sales prices over conventional office buildings, and occupancy rates were high and less volatile in commercial office buildings with a green label."

- "[T]he majority of recurring maintenance expenditures at industrial properties are related to the upkeep of areas such [as] parking lots and roofs." Page 7

- "Industrial properties have historically demonstrated relatively stable occupancy rates as compared to other commercial real estate asset classes." Page 7

- "Industrial building designs are usually generic with low levels of office finish…. As a result, the cost of re-tenanting industrial properties is relatively modest as compared to other types of commercial properties." Page 7

- "The construction of industrial properties typically has a shorter development lead time as compared to other types of commercial real estate. " Page 7

Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Cover Page of the Registration Statement

3.   We note your response to comment 8 of our letter dated November 23, 2010. In response to our comment, you assert that you should be deemed to be a smaller reporting company. However, we note, under Rule 12b-2 of the Exchange Act, that paragraph 2 under the definition of smaller reporting company applies because this is an initial registration statement. In this case, you also take into account the number of securities you are registering and the estimated public offering price. In light of your response to comment 5 of our letter, you appear to meet the definition of non-accelerated filer. Please revise your cover page you disclose that you are a non-accelerated filer, and please revise your prospectus, as appropriate to provide the disclosure required of non-accelerated filers.

Prospectus Summary, page 5

Our Sponsor, page 7

4.   We note your response to comment 13 of our letter dated November 23, 2010. Please remove the identities of the institutional investors from the summary as these investors will not be investing in you.

Compensation to Our Advisor …, page 11

5.   We note your response to comment 18 of our letter dated November 23, 2010. We reissue our comment. Please revise your "Acquisition Fees" and "Acquisition Expenses" disclosure, under the column "Estimated Amount if Minimum/Maximum Sold" to include amounts that reflect the maximum payable assuming that you utilize maximum leverage of 75%. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 82.

Estimated Use of Proceeds, page 48

6.   We note your response to comment 25 of our letter dated November 23, 2010. Please clarify why your acquisition fees are listed as 1.78% and your acquisition expenses are .45% in the table instead of 2% and .5% as listed on page 12.

Investment Objectives, Strategy and Policies, page 52

Industrial Properties, page 53

7.   We note that certain disclosures are attributed to third-party sources. Please provide an analysis as to why third-party attributed disclosure is not expertized disclosure requiring a consent as per Rule 436. Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02.

Our Advisor, page 76

8.   Please revise to remove disclosure regarding the average years of experience of the specialists at Strategic Capital.

Affiliated Property Manager, page 81

9.   We note your response to comment 30 of our letter dated November 23, 2010. We reissue our comment in part. Please explain the purpose of reimbursing your property manager for employee salaries and overhead in addition to the property management fee that you will pay. In addition, please briefly explain what you mean by "overhead."

Management Compensation, page 82

10.   Please revise to include the amount of organization and offering expenses that your
        advisor and its affiliates have paid on your behalf to date.

11.   We note your response to comment 35 of our letter dated November 23, 2010. Please
        clarify in this section, and on page 11, that the convertible stock can convert into
        common stock even if each individual investor has not received the 7% cumulative, non-
        compounded annual return.

Conflicts of Interest, page 87

Fees and Other Compensation to Our Advisor and its Affiliates, page 88

12.   We note your disclosure regarding the incentive of the advisor to provide market survey
        information to the board that would support the payment of higher property management
        and leasing fees. Please add a risk factor to address this conflict of interest.

Our Sponsor, page 92

13.   We note your response to comment 31 of our letter dated November 23, 2010. Please
        revise your disclosure to clarify that, with respect to the joint ventures, your sponsor
        lacked discretion with respect to the investment of funds provided by the institutional
        investors.

14.   Please balance your disclosure by briefly describing any adverse business developments
        experienced by your sponsor's prior investments.

Share Repurchase Program, page 110

15.   We note you propose to notify shareholders of any material modification, suspension, or
        termination of your share repurchase program no later than 10 days before such action
        has taken place. The proposed notice period appears to be inconsistent with the no-action
        letter relief granted to issuers engaged in redemption programs with similar
        characteristics as your proposed program. Please revise. Alternatively, please provide a
        legal analysis explaining how the proposed notification period is consistent with prior
        staff interpretive positions and/or no-action letter relief.

Douglas D. O'Donnell
Chief Executive Officer
O'Donnell Strategic Gateway REIT, Inc.
January 27, 2011
Page 5

16.   We note your response to comment 38 of our letter dated November 23, 2010. Please clarify that you do not intend to obtain appraisals or valuations of your properties or other assets where you discuss the valuation of your stock throughout your prospectus. Additionally, please add a risk factor to address the risk that your net asset value will be determined by your advisor, or a third party, and will be based on its judgment of your value and may not reflect the value of your assets. Further, please discuss whether your advisor has an incentive to determine that NAV is significantly lower than the price paid for purposes of the share redemption program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Douglas D. O'Donnell
Chief Executive Officer
O'Donnell Strategic Gateway REIT, Inc.
January 27, 2011
Page 6

       You may contact Wilson Lee at (202)551-3468 or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

                                        Sincerely,

                                         Jennifer Gowetski
                                         Senior Counsel

cc: Rosemarie A. Thurston, Esq. (*via facsimile*)